SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                             (Amendment No.___)*



                             TECHNISCAN, INC.
                             (Name of Issuer)


                        COMMON STOCK, $.001 PAR VALUE
                      (Title of Class of Securities)


                               87855G 107
                              (CUSIP Number)


                             OCTOBER 9, 2009
          (Date of Event Which Requires Filing of this Statement)





     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ]Rule 13d-1(b)
     [ X ]Rule 13d-1(c)
     [   ]Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   87855G 107

1.   Names of Reporting Persons.
     Esaote S.p.A.

2.   Check the Appropriate Box if a Member of a Group

     Inapplicable.

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Italy

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   Sole Voting Power

          8,500,000 shares

     6.   Shared Voting Power

          0

     7.   Sole Dispositive Power

          8,500,000 shares

     8.   Shared Dispositive Power

          0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     8,500,000 shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

     Inapplicable.

11.  Percent of Class Represented by Amount in Row (9)

     10.1%


12.  Type of Reporting Person

     CO

ITEM 1

     (a)  NAME OF ISSUER.

          TechniScan, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          3216 South Highland Drive
          Salt Lake City, Utah 84106

ITEM 2

     (a)  NAME OF PERSON FILING.

          Esaote S.p.A.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          Via Siffredi, 58
          16153 Genova, Italy

     (c)  CITIZENSHIP.

          Italy

     (d)  TITLE OF CLASS OF SECURITIES.

          Common Stock, $.001 par value.

     (e)  CUSIP NUMBER.

          Inapplicable.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [   ] Broker or dealer registered under Section 15 of the
                    Act;

          (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [   ] Insurance Company as defined in Section 3(a)(19) of the
                    Act;

          (d) [   ] Investment Company registered under Section 8 of the
                    Investment Company Act of 1940;

          (e) [   ] An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

          (f) [   ] An employee benefit plan or endowment fund in
                    accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [   ] A parent holding company or control person in
                    accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [   ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

          (i) [   ] A church plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) [   ] Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(J).

          Inapplicable.

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The following information is provided as of October 9, 2009.

     (a)  AMOUNT BENEFICIALLY OWNED:

          8,500,000 shares

     (b)  PERCENT OF CLASS:

          10.1%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  Sole power to vote or direct the vote:

               8,500,000 shares

          (ii) Shared power to vote or to direct the vote:

               0

          (iii)Sole power to dispose or to direct the disposition of:

               8,500,000 shares

          (iv) Shared power to dispose or to direct the disposition of:

               0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Inapplicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Inapplicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Inapplicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Inapplicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2009
                              Signature  /s/ Livio Carniglia
                                         Livio Carniglia
                                         Chief Financial Officer
                                         Esaote S.p.A.